PRESS RELEASE

Press Release No. 08-07

METALLICA RESOURCES ANNOUNCES RECORD CASH FLOW
AND FIRST QUARTER 2008 FINANCIAL RESULTS

TORONTO, ONTARIO -- (Marketwire – May 13, 2008) - Metallica Resources Inc. (TSX:MR) (AMEX:MRB) is pleased to report its First Quarter 2008 results and operational update. The Company's audited consolidated financial statements and management's discussion and analysis for the year are available on SEDAR, EDGAR and Metallica's website at www.metal-res.com.

"We are very pleased to report that our Cerro San Pedro mine generated record pre-tax cash flow from mine operations of $8.2 million in the first quarter, resulting in net income after taxes of $3.3 million, or $0.04 per basic share" said Richard J. Hall, President and CEO. "I am confident that, as we continue to review mine plans and schedules for opportunities to increase production to 100,000 gold ounces per year, we will realize an increase in our projected earnings for 2008" concluded Mr. Hall.

First Quarter 2008 Highlights and Operational Update:

  Metallica generated record pre-tax cash flow from mine operations of $8.2 million in the first quarter, resulting in net income after taxes of $3.3 million or $0.04 per basic share. Gold sales of 15,922 ounces at an average realized price per ounce of $932.87 and 203,973 ounces of silver at an average realized price per ounce of $17.62 resulted in total sales of $18.5 million.

  Cash costs for the first quarter of 2008 were $407 per ounce of gold, net of silver, or $4.86 per tonne of ore mined. Cash costs for 2008 are expected to be $5.40 per tonne of ore, which equates to approximately $263 per ounce of gold, net of silver at $14.80 per ounce.

  The Cerro San Pedro mine is currently mining at planned capacity of 63,000 tonnes per day and the processing plant continues to produce over 200 ounces of gold per day. Ore production to the pad during the quarter was 2.27 million tonnes, exceeding budget by nearly 300,000 tonnes. An estimated 22,000 recoverable ounces of gold and 370,000 recoverable ounces of silver were placed on the leach pad in the first quarter.

  Production from January 1, 2008 through April 30, 2008 was 24,435 ounces of gold and 307,243 ounces of silver. The Company has targeted production levels of 80,000 ounces of gold and 1.35 million ounces of silver for 2008. Gold recoveries to date appear to be consistent with projections for the type of ore under leach and leach duration. Silver recoveries are behind projections but improving month over month. The six-month recovery curve for silver, originally obtained from crushed ore test work, may need to be extended.

  The focus of activity on the El Morro project during the first quarter was the evaluation of the final feasibility study by joint venture partner and project operator Xstrata Copper. In January 2008, Metallica took delivery of the feasibility study per the agreed deadline, however, both parties agreed that additional refinements to the study were needed in order to comply with third party lending standards. Metallica will be releasing the results of the evaluation in the near future. A 43-101 technical report will also be made available on SEDAR.

  Metallica continues to advance its exploration projects at Rio Figueroa in Chile and both Liberty Bell and the Southwest Peninsula Projects in Alaska.

On March 31, 2008, the Company entered into a Letter of Intent with respect to a proposed business combination between the Company, New Gold Inc. and Peak Gold Ltd. The combined entity would be a globally diversified intermediate gold producer with an expected market capitalization of approximately $1.6 billion. The combined entity would be called New Gold Inc. and would have three producing gold mines (Cerro San Pedro mine – Mexico, Peak mine – Australia and the Amapari mine – Brazil). All of these mines and projects are located in favorable mining jurisdictions.

The Company executed a one-year US$25 million revolving credit facility with The Bank of Nova Scotia (the "Bank") on May 9, 2008. US$12.5 million of the facility will be available for drawdown later this week upon payment of bank legal and other costs, with the remaining US$12.5 million to be available for drawdown subject to completion of certain conditions precedent, which are expected to be satisfied within the next ten days. Borrowings under the facility are available in US$ at the Bank base rate plus 0.5% or at LIBOR plus 1.5%. The proceeds from the facility may be used for general corporate purposes.

Metallica Resources Inc.
Management's Discussion and Analysis
(all dollar amounts expressed in United States dollars unless otherwise stated)

Management's discussion and analysis ("MD&A") of the consolidated operating results and financial condition of Metallica Resources Inc. (the "Company") for the three months ended March 31, 2008 and 2007 has been prepared based on information available to the Company as of May 5, 2008. MD&A should be read in conjunction with the consolidated interim financial statements and the related notes for the three months ended March 31, 2008 and 2007, and in conjunction with MD&A for the year ended December 31, 2007. The consolidated financial statements and the related notes have been prepared in accordance with Canadian generally accepted accounting policies.

Overview

The Company generated net income after taxes of $3.3 million ($0.04 basic earnings per share) during the first quarter of 2008. This includes $7.5 million of operating income from our Cerro San Pedro gold and silver mine in Mexico. Commercial production at Cerro San Pedro commenced on May 1, 2007.

In addition to its Cerro San Pedro mine operation, the Company is also pursuing exploration and development of various precious and base metal properties throughout the Americas. The most advanced of these projects is the El Morro copper-gold project in Chile, of which Xstrata Plc. owns 70% and the Company owns 30%.

The Cerro San Pedro mine is currently mining at the life-of-mine production rate of 63,000 tonnes per day. The processing plant is operating at the designed throughput level of 1,000 cubic meters per hour. As of April 30, 2008, approximately 9.6 million tonnes of ore had been placed on the leach pad, containing estimated recoverable gold and silver ounces of 76,000 and 1,368,000, respectively. The ore tonnes placed on the leach pad to date are predominately limestones, which are found at the top of the deposit and have the lowest recovery rates of all the Cerro San Pedro ore types. The recovery period is currently estimated to be five months for gold and six months for silver.

Production from January 1, 2008 through April 30, 2008 was 24,435 ounces of gold and 307,243 ounces of silver, which compares to budgeted production estimates of 25,190 ounces of gold and 422,494 ounces of silver. The Company believes that it is on track to achieve planned production levels for gold and silver in 2008 of 80,000 ounces of gold and 1.35 million ounces of silver.

On March 31, 2008, the Company entered into a letter agreement with respect to a proposed business combination between the Company, New Gold Inc. and Peak Gold Ltd. The combined entity would be a globally diversified intermediate gold producer with an expected market capitalization of approximately $1.6 billion. The combined entity would be called New Gold Inc. and would have three producing gold mines (Cerro San Pedro mine – Mexico, Peak mine – Australia and the Amapari mine – Brazil). New Gold Inc. would also have one copper-gold mine under construction, New Afton Mine – British Columbia, Canada; a copper-gold development project, El Morro project – Chile; in addition to several other early stage exploration projects. All of these mines and projects are located in favorable mining jurisdictions.

The letter agreement provides that holders of common shares of the Company would receive 0.9 shares of New Gold Inc., and the holders of common shares of Peak Gold Ltd. would receive 0.1 shares of New Gold Inc. The transaction is subject to due diligence reviews, approvals by the board of directors and shareholders of each party, and other conditions precedent. In the event that the Company terminates the transaction as a result of a superior offer, as defined, the Company would be required to pay a termination fee of $22.0 million. In the event that the transaction is terminated by New Gold or Peak Gold due to a superior offer, a termination fee of $8.0 million and $18.0 million, respectively, must be paid by the terminating party, of which the Company is entitled to receive 50%. The parties are required to use their best efforts to enter into a definitive agreement by May 9, 2008, with closing to be completed by July 2, 2008.

Operating Results

First Quarter 2008 Compared to First Quarter 2007

The Company reported net income of $3.3 million ($0.04 basic net income per share, $0.03 diluted net income per share) for the three months ended March 31, 2008, as compared to a net loss of $0.8 million ($0.01 basic and diluted net loss per share) for the three months ended March 31, 2007. There were no operations in the first quarter of 2007.

Gold and silver sales in the current period totaled $14.9 million and $3.6 million, respectively. The Company sold 15,922 ounces of gold and 203,973 ounces of silver at an average realized price per ounce of $932.87 and $17.62, respectively. This compares to the average London PM fix for gold of $924.83 per ounce and the average London fix for silver of $17.59 per ounce for the three months ended March 31, 2008. There were no metal sales during the first quarter of 2007.

Operating costs were $11.0 million in the current period and pre-tax cash flow from mine operations totaled $8.2 million. There were no operating costs or cash flow from mine operations in the first quarter of 2007. Key production statistics for the first quarter of 2008 are presented in the table below:

Production summary:
Gold ounces produced	18,290
Silver ounces produced	228,623

Tonnes of ore mined	2,276,533
Tonnes of waste mined	3,051,869
Total tonnes of ore and waste mined	5,328,402

Waste-to-ore ratio	1.34

Gold grade (grams per tonne)	0.61
Silver grade (grams per tonne)	21.10

The Company has less than one year of historical recovery data and intends to review the expected recoveries and recovery periods for gold and silver as more information becomes available. Silver recoveries are currently behind projections but they're improving month over month. The six-month recovery curve for silver, originally obtained from crushed ore test work, may need to be extended.

The following table summarizes costs per tonne of ore mined for the quarter ended March 31, 2008:

Production cost per tonne of ore mined:
Mining cost per tonne of ore mined	$3.29
Processing cost per tonne of ore mined	$0.97
Administrative cost per tonne of ore mined	$0.60
Production cost per tonne of ore mined	$4.86

Production cost per tonne of ore and
waste mined	$2.07

Cash operating cost per ounce of gold produced during the quarter was $407, net of silver revenues.

Non-GAAP Financial Measures:

The Company believes that some investors use the non-GAAP financial measures described below. These measures should not be considered in isolation as substitutes for measures of performance prepared in accordance with Canadian GAAP, and are furnished solely to provide additional non-GAAP financial information to investors.

1) Production cost per tonne of mined ore

Mining, processing and administrative cost per tonne of mined ore, collectively, production cost per tonne of mined ore, are non-GAAP financial measures that provide an indication of the mining, processing and administrative efficiency of the Cerro San Pedro mine. These amounts are calculated based on mining, processing and administrative costs incurred in the reporting period divided by the tonnes of ore produced during the period. Operational efficiencies and waste-to-ore ratios affect the reported mining, processing and administrative costs per tonne of ore.

2) Cash operating cost per ounce of gold produced

Cash operating cost per ounce of gold produced is a non-GAAP financial measure that provides an indication of the mining, processing and administrative efficiency of producing an ounce of gold at the Cerro San Pedro mine. The following table provides a reconciliation of cash operating cost per ounce of gold produced for the three months ended March 31, 2008 to the Consolidated Statements of Operations:

(000's)

Production costs in Consolidated Statements of Operations	$10,279
Adjustments:
Inventory change, net of depreciation of $499	1,405
Transportation, refining and royalties	(466)
Restricted stock unit expense	(71)
Stock-based compensation	(56)
Accretion and other	(52)
Silver revenues	(3,594)
Cash operating costs, net of silver revenues	$7,445

Gold ounces produced	18,290

Cash operating cost per ounce of gold produced	$407

3) Pre-tax cash flow from mine operations

2008
(000's)

Operating profit in Consolidated Statements of Operations	$7,497
Depreciation and amortization	671
Pre-tax cash flow from mine operations	$8,168

Depreciation and amortization in the current period of $0.7 million principally resulted from amortization of Cerro San Pedro mine development costs. There was no depreciation and amortization of mine development costs in the first quarter of 2007.

General and administrative expense increased from $1.0 million in the first quarter of 2007 to $1.9 million in the first quarter of 2008. The $0.9 million increase was primarily due to higher employee cash compensation and stock-based compensation costs, an increase in legal fees due to the proposed combination and legal fees attributable to arbitration proceedings involving a dispute over termination of a contract mining agreement at the Cerro San Pedro mine.

Foreign exchange loss in the current period was $0.3 million as compared to a gain of $0.2 million for the three months ended March 31, 2007. The foreign exchange loss in the current period resulted from holding Canadian dollar cash balances and a strengthening of the U.S. dollar relative to the Canadian dollar in 2008 as compared to a weakening of the U.S. dollar relative to the Canadian dollar in 2007. The Company held Canadian dollar cash balances totaling Cdn$6.8 million at March 31, 2008 and Cdn$26.3 million at March 31, 2007.

Income tax expense increased to $1.6 million in the current period principally as a result of recently enacted Mexican tax legislation. Mexico enacted a new tax statute effective January 1, 2008, which establishes a flat tax regime that runs parallel to its regular tax regime. The statute requires companies to pay the greater of its flat tax or regular income tax liability on an annual basis. Flat tax (16.5% for 2008) is generally assessed on gross receipts less disbursements including capital asset purchases. Income tax expense for the current period is based on a forecast effective tax rate of 32.8% for 2008.

Summary of Quarterly Results (000's, except per share data)
	2008		2007
	First	Fourth	Third	Second
	Quarter	Quarter	Quarter	Quarter
Total revenues	$18,447	$13,172	$7,160	$2,531
Net income (loss)	$3,332	$(4,844)	$(2,519)	$(501)
Basic net income (loss) per share	$0.04	$(0.04)	$(0.03)	$(0.01)
Diluted net income (loss) per share	$0.03	$(0.04)	$(0.03)	$(0.01)

	2007		2006
	First	Fourth	Third	Second
	Quarter	Quarter	Quarter	Quarter
Total revenues	$--	$--	$--	$--
Net income (loss)	$(757)	$(2,167)	$(605)	$9
Basic net income (loss) per share	$(0.01)	$(0.03)	$(0.01)	$0.00
Diluted net income (loss) per share	$(0.01)	$(0.03)	$(0.01)	$0.00

The Company commenced commercial production on May 1, 2007. The increase in revenues over the four most recent quarters resulted from the ramp-up of production during 2007 and 2008 which resulted in an increase in sales of gold and silver.

The quarterly net loss volatility for 2007 was in part attributable to holding cash balances in Canadian dollars and significant fluctuations in the Canadian dollar/U.S. dollar exchange rate. Net foreign exchange gains totaled $0.2 million, $1.7 million, $0.7 million and $0.1 million for the first, second, third and fourth quarters of 2007, respectively. The net loss for the second and third quarters of 2007 also resulted from an operating loss of $0.4 million and $1.9 million, respectively, due to start-up of operations associated with commencement of commercial production on May 1, 2007. The net loss for the fourth quarter of 2007 was primarily due to operating income at Cerro San Pedro of $2.2 million, which was offset by $5.4 million of income tax expense resulting from an increase in future income tax liabilities, net of future income tax assets, of $5.3 million due principally to a valuation allowance applied to a portion of Mexican tax loss carryforwards as a result of a change in Mexican tax law.

The quarterly net income (loss) volatility for 2006 was primarily attributable to holding large cash balances in Canadian dollars and significant fluctuations in the Canadian dollar/U.S. dollar exchange rate. Net foreign exchange gains (losses) totaled $1.2 million, $0.2 million and ($0.6 million) for the second, third and fourth quarters of 2006, respectively. In addition, the fourth quarter of 2006 reflected a write-down of mineral properties, plant and equipment totaling $0.4 million and an additional $0.2 million for restricted stock unit expense due principally to an increase in the Company's share price from C$3.40 at September 30, 2006 to C$4.60 at December 31, 2006.

Liquidity and Capital Resources

Pre-tax cash flow from mine operations was $8.2 million during the first quarter of 2008. This was offset by a build-up of inventory, principally ore on leach pad and other inventory of $1.6 million, corporate general and administrative and exploration expenses of $2.1 million, income tax payments totaling $1.1 million and other net disbursements totaling $0.3 million, resulting in cash flows provided from operating activities in the first quarter of 2008 of $3.0 million.

The Company had no cash flow from mine operations in 2007. Cash flows spent on operating activities in the first quarter of 2007 totaled $2.4 million and principally resulted from a build-up of ore on leach pad inventory.

Cash flows used for investing activities in the first quarter of 2008 of $3.6 million principally arose from $3.4 million of expenditures on mineral properties, plant and equipment, which included $2.5 million of construction costs for leach pad expansion and $0.5 million for property acquisitions at the Cerro San Pedro mine.

Cash flows used for investing activities in the first quarter of 2007 totaled $6.7 million and primarily resulted from construction costs for the Cerro San Pedro process plant and related facilities.

Cash flows provided from financing activities in the first quarter of 2008 and 2007 resulted from the exercise of stock options totaling $0.6 million and $0.5 million, respectively.

At March 31, 2008, the Company had $17.1 million of cash and cash equivalents, and working capital of $31.1 million. The Company believes that its existing cash balances, along with the expected cash flow to be generated from the Cerro San Pedro mine, will allow it to satisfy its ongoing general and administrative, exploration and project development expenditures, subject to a possible decision by Xstrata to proceed with construction at the El Morro project as discussed below.

In the event that Xstrata elects to proceed with construction at the El Morro project, the Company may need additional financing in order to retain its 30% interest in the project. The Company has an agreement with Xstrata whereby Xstrata will finance, at the Company's election, 70% of the Company's 30% share of El Morro project development costs at Xstrata's cost of financing plus 100 basis points. Xstrata will be repaid through 80% of the Company's share of future project cash flow. Management believes that the Company has the ability to obtain sufficient financing, if required, in the event of a decision by Xstrata to proceed with construction. The Company expects to generate positive cash flow from the Cerro San Pedro mine in 2008 and receive approximately $60.0 million from the exercise of 19.2 million of warrants outstanding at March 31, 2008, which are exercisable at Cdn$3.10. Furthermore, the Company has no debt on its balance sheet.

Outstanding Share Data

As of May 5, 2008, the Company had issued one class of common shares and a total of 96,428,478 shares outstanding. In addition, the Company had the following warrants and stock options outstanding at May 5, 2008:

  16,281,810 warrants, each of which is exercisable for one common share at an exercise price of Cdn$3.10 through December 11, 2008.
  3,559,000 warrants, each of which is exercisable for one common share at an exercise price of Cdn$5.50 through December 20, 2009.
  2,770,352 stock options, each of which is exercisable for one common share at prices ranging from Cdn$1.42 to Cdn$5.66 per share.

New Accounting Standards

During the quarter, the Company adopted four new presentation and disclosure standards that were issued by the Canadian Institute of Chartered Accountants: Handbook Section 1535, Capital Disclosures ("Section 1535"), Handbook Section 3031, Inventories ("Section 3031"), Handbook Section 3862, Financial Instruments – Disclosures ("Section 3862") and Handbook Section 3863, Financial Instruments – Presentation ("Section 3863").

Section 1535 requires the disclosure of both qualitative and quantitative information that enables users of financial statements to evaluate (i) an entity's objectives, policies and processes for managing capital; (ii) quantitative data about what the entity regards as capital; (iii) whether the entity has complied with any capital requirements; and (iv) if it has not complied, the consequences of such non-compliance.

Section 3031 provides guidance on the determination of costs and their subsequent recognition as an expense, including any write-down to net realizable value. It also provides guidance on the types of costs that should be included in inventory.

Sections 3862 and 3863 replace Handbook Section 3861, Financial Instruments – Disclosure and Presentation, revising and enhancing its disclosure requirements and carrying forward unchanged its presentation requirements for financial instruments. Sections 3862 and 3863 place increased emphasis on disclosures about the nature and extent of risks arising from financial instruments and how the entity manages those risks.

Effective January 1, 2009, the Company will adopt Section 3064 which establishes revised standards for recognition, measurement, presentation and disclosure of goodwill and intangible assets. Concurrent with the introduction of this standard, the CICA withdrew EIC 27, Revenues and Expenses During the Pre-operating Period. As a result of the withdrawal of EIC 27, the Company will not be able to defer costs and revenues incurred prior to commercial production at new mine operations.

Internal Controls over Financial Reporting

Management is responsible for establishing and maintaining adequate internal controls over financial reporting. Any system of internal controls over financial reporting, no matter how well designed, has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. There have been no changes in our internal control over financial reporting during the quarter ended March 31, 2008 that have materially affected, or are reasonably likely to materially affect, internal control over financial reporting.

Corporate Outlook

As stated earlier, the Company entered into a letter agreement with respect to a proposed business combination between the Company, New Gold Inc. and Peak Gold Ltd. The combined entity would be a globally diversified intermediate gold producer with an expected market capitalization of approximately $1.6 billion. The combined entity would be called New Gold Inc. and would have three producing gold mines (Cerro San Pedro mine – Mexico, Peak mine – Australia and the Amapari mine – Brazil). New Gold Inc. would also have one copper-gold mine under construction, New Afton Mine – British Columbia, Canada; a copper-gold development project, El Morro project – Chile; in addition to several other early stage exploration projects. All of these mines and projects are located in favorable mining jurisdictions.

The letter agreement provides that holders of common shares of the Company would receive 0.9 shares of New Gold Inc., and the holders of common shares of Peak Gold Ltd. would receive 0.1 shares of New Gold Inc. The transaction is subject to due diligence reviews, approvals by the board of directors and shareholders of each party, and other conditions precedent. Management and the Company's Board of Directors support the business combination.

Contingencies

In June, 2007, the Company terminated its mining contract with Washington Group Latin America Inc. ("WGLA") at its Cerro San Pedro mine. WGLA maintains that it was not paid for all amounts owed under the agreement, including early contract termination fees, and has filed an arbitration claim against the Company for $16.6 million plus value added taxes. The Company has filed a counterclaim against WGLA for $2.5 million. The arbitration proceedings are scheduled to take place in Denver, Colorado in November 2008; however, the outcome of the arbitration proceedings cannot be determined at the present time.

The Company has been notified of various lawsuits and legal actions that have been filed by a group of project opponents ("Project Opponents") against governmental agencies. The Project Opponents seek to nullify various permits and licenses that have been granted to the Company with respect to its Cerro San Pedro mine. Various lawsuits and legal actions have been filed by members of this group over the past four years. Those lawsuits that have had final rulings have all been resolved in favor of the various governmental agencies. In the event of an adverse ruling from any of the unresolved lawsuits, the Company's operations may be negatively impacted.

Forward-Looking Statements and Risk Factors

This document contains statements, which, to the extent that they are not recitations of historical fact, constitute "forward-looking statements" within the meaning of Section 27A of the United States Securities Act of 1933 and Section 21E of the United States Securities Exchange Act of 1934 and applicable Canadian securities legislation, and are intended to be subject to the safe harbor protection of those provisions. All statements, other than statements of historical facts, included in this document and in press releases and public statements by our officers or representatives, that address activities, events or developments that management of the Company expects or anticipates will or may occur in the future, are forward-looking statements, including, but are not limited to, those relating to the prospective business combination with New Gold Inc. and Peak Gold Ltd., those relating to the Company's transition from an exploration company to a gold and silver producer, projections of production and scheduling, cash and total costs, anticipated cash flow to be generated by mining operations and through exercise of warrants, start-up of any new project, results of exploration efforts, status of required permits from governmental and regulatory authorities, status of lawsuits filed against governmental agencies including lawsuits filed by Project Opponents with respect to the Company's Cerro San Pedro mine, and any other information about the future business and prospects of the Company. In certain cases, forward-looking statements can be identified by the use of words such as "could", "expect", "believe", "estimate", "anticipate", "project" and similar expressions and statements relating to matters that are not historical facts. All forward-looking statements in this document involve risks, uncertainties and other factors, including those described above as well as those set forth under the heading "Item 3. Key Information -- D) Risk Factors" in the Company's latest Annual Report on Form 20-F. These may cause the actual results or performance of the Company to be materially different from any future results or performance expressed or implied by such forward-looking statements. These factors include, among others:

  Risks that the prospective business combination with New Gold Inc. and Peak Gold Ltd. is unsuccessful resulting in a decline in our share price;

  Risks related to our recent transition from an exploration company to a gold and silver producer and our limited history of metal production on our properties;

  Risks related to our recent start of production at our Cerro San Pedro mine including, among others:

  risks associated with the operation of a mine;

  uncertainty that we will be able to hire and retain qualified personnel;

  risks of labor disruptions;

  risks of encountering unexpected geologic formations or unanticipated variations in grade;

  uncertainty that we will be able to obtain suitable machinery, equipment and parts;

  risks relating to potential equipment performance problems and metallurgical and other processing problems;

  risks of unforeseen occurrences including unexpected weather conditions, landslides, flooding, power outages, accidents and force majeure factors;

  unanticipated operating costs including personnel, equipment, processing and transportation costs;

  risks of inability to achieve anticipated production volumes, schedules and cash and total costs with respect to the Cerro San Pedro mine, as a result of the foregoing, among other factors;

  uncertainty of obtaining additional funding;

  volatility of the prices of gold, silver and other mineral commodities;

  uncertainty of feasibility study results and estimates on which such results are based;

  uncertainty of mineral reserve and resource estimates;

  effects on our operations of current and prospective regulations governing, among others, prospecting, development, environmental protection and labor matters;

  risks relating to permitting requirements and our ability to timely obtain or renew permits;

  risks of liability for environmental damage;

  risks relating to legal proceedings;

  risks relating to movements in foreign currency exchange rates; and

  risks associated with international business operations.

Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, results or events not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise except as may be required under applicable securities laws.

Metallica Resources Inc.
Consolidated Balance Sheets
(unaudited)
U.S. dollars (000's, except share data)

	March 31,	December 31,
	2008	2007
Assets
Current assets:
Cash and cash equivalents	$17,104	$17,127
Value-added tax and other receivables	4,879	3,777
Inventory (Note 4)	13,572	11,668
Deposits and prepaid expenses	1,740	1,418
Future income tax assets	7,995	4,194
	45,290	38,184

Mineral properties, plant and equipment (Note 5)	104,820	102,034
Other assets	1,046	804

Total assets	$151,156	$141,022

Liabilities and Shareholders' Equity
Current liabilities:
Accounts payable and accrued liabilities	$9,372	$7,818

Restricted stock units (Note 9(d))	324	1,015
Asset retirement obligation (Note 7)	1,821	1,481
Other liabilities (Note 8)	632	700
Future income tax liabilities	14,068	9,470
	26,217	20,484
Shareholders' equity:
Share capital – 93,187,076 common shares
(2007: 92,773,665) (Note 9(a))	136,772	135,832
Contributed surplus	1,485	1,485
Warrants (Note 9(b))	10,360	10,360
Stock options (Note 9(c))	3,524	3,405
Accumulated other comprehensive loss	(14)	(24)
Deficit	(27,188)	(30,520)
	124,939	120,538

Total liabilities and shareholders' equity	$151,156	$141,022

Nature of operations (Note 1)
Contingencies (Note 15)

The accompanying notes are an integral part of these consolidated interim financial statements.

Metallica Resources Inc.
Consolidated Statements of Operations and Deficit
(unaudited)
U.S. dollars (000's, except share data)

	Three Months Ended March 31,
	2008	2007
Revenues:
Gold	$14,853	$--
Silver	3,594	--
	18,447	--
Operating costs:
Production costs	10,279	--
Depreciation and amortization	671	--
	10,950	--
Operating income	7,497	--

Other expense (income):
General and administrative	1,857	965
Exploration and business development	230	117
Restricted stock units	281	235
Foreign exchange (gain) loss	311	(168)
Interest income	(143)	(412)
	2,536	737

Net income (loss) before income taxes	4,961	(737)

Income tax expense (Note 10)	(1,629)	(20)

Net income (loss)	3,332	(757)

Deficit at beginning of period	(30,520)	(21,900)

Deficit at end of period	$(27,188)	$(22,657)

Basic net income (loss) per share	$0.04	$(0.01)
Diluted net income (loss) per share	$0.03	$(0.01)

Weighted average number of common shares outstanding:
Basic	92,987,116	92,114,490
Diluted (Note 9(e))	101,650,218	92,114,490

The accompanying notes are an integral part of these interim consolidated financial statements.

Metallica Resources Inc.
Consolidated Statements of Comprehensive Income (Loss)
(unaudited)
U.S. dollars (000's)

	Three Months Ended March 31,
	2008	2007

Net income (loss)	$3,332	$(757)
Net unrealized gain (loss) on available-for-sale securities	10	(6)

Comprehensive income (loss)	$3,342	$(763)

Metallica Resources Inc.
Consolidated Statement of Accumulated Other Comprehensive Loss
(unaudited)
U.S. dollars (000's)

Three Months
Ended March
31, 2008

Balance at December 31, 2007	$(24)
Net unrealized gain on available-for-sale securities	10

Accumulated other comprehensive loss	$(14)

The accompanying notes are an integral part of these interim consolidated financial statements.

Metallica Resources Inc.
Consolidated Statements of Cash Flows (unaudited)
U.S. dollars (000's)

	Three Months Ended March 31,
	2008	2007

Cash flows provided from (used for) operating activities
Net income (loss)	$3,332	$(757)
Non-cash items:
Depreciation and amortization	691	17
Stock-based compensation expense	419	207
Restricted stock unit expense	317	235
Future income tax expense	797	--
Other	69	232
Changes in non-cash working capital and other assets and liabilities (Note 11)	(2,675)	(2,294)
	2,950	(2,360)

Cash flows used for investing activities
Mineral properties, plant and equipment	(3,377)	(6,666)
Deposits for construction	(230)	--
	(3,607)	(6,666)

Cash flows provided from financing activities
Proceeds from exercise of stock options	634	479
	634	479

Decrease in cash and cash equivalents	(23)	(8,547)

Cash and cash equivalents, beginning of period	17,127	44,610

Cash and cash equivalents, end of period	$17,104	$36,063

Cash and cash equivalents consist of:
Cash on hand	$1,279	$1,727
Short-term investments	15,825	34,336
	$17,104	$36,063

Non-cash investing activities:
Increase in accounts payable and other liabilities related to mineral properties, plant and equipment	$257	$1,006
Income tax payments	$1,050	$22

The accompanying notes are an integral part of these interim consolidated financial statements.

Metallica Resources Inc.
Notes to Consolidated Financial Statements
(unaudited)
U.S. dollars

1.

Nature of Operations

Metallica Resources Inc. (the "Company") operates the Cerro San Pedro gold and silver mine in Mexico and is engaged in the acquisition, exploration and development of precious and base metal mineral deposits throughout the Americas.

Commercial production commenced at the Cerro San Pedro mine on May 1, 2007. All revenues and operating costs incurred after May 1, 2007 are reflected in the Company's statement of operations.

On March 31, 2008, the Company entered into an agreement with respect to a proposed business combination between the Company, New Gold Inc. and Peak Gold Ltd. The agreement provides that holders of common shares of the Company would receive 0.9 shares of New Gold Inc., and the holders of common shares of Peak Gold Ltd. would receive 0.1 shares of New Gold Inc. The transaction is subject to due diligence reviews, approvals by the board of directors and shareholders of each party, and other conditions precedent. In the event that the Company terminates the transaction as a result of a superior offer, as defined, the Company would be required to pay a termination fee of $22.0 million. In the event that the transaction is terminated by New Gold or Peak Gold due to a superior offer, a termination fee of $8.0 million and $18.0 million, respectively, must be paid by the terminating party, of which the Company is entitled to receive 50%. The parties are required to use their best efforts to enter into a definitive agreement by May 9, 2008, with closing to be completed by July 2, 2008.

2.

Basis of Presentation and New Accounting Policies

These interim consolidated financial statements of Metallica Resources Inc. have been prepared in accordance with accounting principles generally accepted in Canada and follow the same accounting policies and methods of their application as the most recent annual financial statements.

The interim consolidated financial statements do not conform in all respects with the requirements of annual financial statements and should be read in conjunction with the Company's consolidated financial statements for the year ended December 31, 2007. In the opinion of management, all of the adjustments necessary to fairly present the interim financial statements set forth herein have been made. The interim results are not necessarily indicative of results for a full year.

3.

Adoption of New Accounting Standards

During the quarter, the Company adopted four new presentation and disclosure standards that were issued by the Canadian Institute of Chartered Accountants: Handbook Section 1535, Capital Disclosures ("Section 1535"), Handbook Section 3031, Inventories ("Section 3031"), Handbook Section 3862, Financial Instruments – Disclosures ("Section 3862") and Handbook Section 3863, Financial Instruments – Presentation ("Section 3863").

Section 1535 requires the disclosure of both qualitative and quantitative information that enables users of financial statements to evaluate (i) an entity's objectives, policies and processes for managing capital; (ii) quantitative data about what the entity regards as capital; (iii) whether the entity has complied with any capital requirements; and (iv) if it has not complied, the consequences of such non-compliance. See Note 13 to these unaudited consolidated interim financial statements for disclosures relating to Section 1535.

Section 3031 provides guidance on the determination of costs and their subsequent recognition as an expense, including any write-down to net realizable value. It also provides guidance on the types of costs that should be included in inventory. This standard had no impact on the Company's consolidated financial statements.

Sections 3862 and 3863 replace Handbook Section 3861, Financial Instruments – Disclosure and Presentation, revising and enhancing its disclosure requirements and carrying forward unchanged its presentation requirements for financial instruments. Sections 3862 and 3863 place increased emphasis on disclosures about the nature and extent of risks arising from financial instruments and how the entity manages those risks. See Note 14 to these unaudited consolidated interim financial statements for disclosures relating to Sections 3862 and 3863.

Effective January 1, 2009, the Company will adopt Section 3064 which establishes revised standards for recognition, measurement, presentation and disclosure of goodwill and intangible assets. Concurrent with the introduction of this standard, the CICA withdrew EIC 27, Revenues and Expenses During the Pre-operating Period. As a result of the withdrawal of EIC 27, the Company will not be able to defer costs and revenues incurred prior to commercial production at new mine operations.

4.

Inventory

Inventory consisted of the following:

(000's)	March 31, 2008	December 31, 2007
Ore on leach pad	$11,047	$10,255
Gold and silver doré	2,317	1,281
Reagents and supplies	208	132

	$13,572	$11,668

5.

Mineral Properties, Plant and Equipment

Additions to mineral properties, plant and equipment for the three month period ended March 31, 2008 are summarized as follows:

Balance at				Plant
December 31, 2007	Mineral	Deferred	Construction	and		Accumulated
(000's)	Properties	Expenditures	in Progress	Equipment	Subtotal	Depreciation	Total

Cerro San Pedro, Mexico	$24,497	--	--	$73,426	$97,923	$2,352	$95,571
El Morro, Chile	--	257	--	--	257	--	257
Rio Figueroa, Chile	998	3,152	--	--	4,150	--	4,150
Other Projects, Chile	55	15	--	--	70	--	70
Alaska Peninsula, USA	345	1,129	--	--	1,474	--	1,474
Liberty Bell, USA	28	340	--	--	368	--	368
Other	--	--	--	335	335	191	144

Balance at December 31, 2007	25,923	4,893	--	73,761	104,577	2,543	102,034

2008 Additions

Cerro San Pedro, Mexico	509	--	2,455	618	3,582	1,098	2,484
El Morro, Chile	--	64	--	--	64	--	64
Rio Figueroa, Chile	26	67	--	--	93	--	93
Other Projects, Chile	--	--	--	--	--	--	--
Alaska Peninsula, USA	--	23	--	--	23	--	23
Liberty Bell, USA	80	55	--	--	135	--	135
Other	--	--	--	8	8	21	(13)

2008 Additions	615	209	2,455	626	3,905	1,119	2,786

Balance at
March 31, 2008

Cerro San Pedro, Mexico	25,006	--	2,455	74,044	101,505	3,450	98,055
El Morro, Chile	--	321	--	--	321	--	321
Rio Figueroa, Chile	1,024	3,219	--	--	4,243	--	4,243
Other Projects, Chile	55	15	--	--	70	--	70
Alaska Peninsula, USA	345	1,152	--	--	1,497	--	1,497
Liberty Bell, USA	108	395	--	--	503	--	503
Other	--	--	--	343	343	212	131

Balance at March 31, 2008	$26,538	$5,102	$2,455	$74,387	$108,482	$3,662	$104,820

In January 2008, the Company entered into a 50-year Mining Lease Agreement (the "Agreement") with the owners of certain Alaskan mining concessions located within the Company's Liberty Bell project area of interest. The Agreement provides for an initial payment of $30,000, which was paid in January 2008, a minimum work commitment of $25,000 per year through December 2012, and minimum royalty payments as follows:

Payment
Amount	Due Date
$25,000	September 2008
$50,000	January 2009
$25,000	September 2009
$50,000	September 2010
$150,000	September 2011
$200,000	September 2012
$200,000	September 2013
$250,000	September 2014
$250,000	September 2015
$300,000	September 2016
$100,000	September 2017 and each
year thereafter through
the end of the lease term

In the event that the Company delivers a feasibility study on the property prior to September 2017, the minimum annual royalty payment for all subsequent periods through the end of the lease term will be $100,000 per year.

The owners retained a sliding scale net smelter return ("NSR") royalty from all minerals produced and sold from the claims that ranges from 0.5% at gold prices of $300 or less, to 5.0% at gold prices of $1,000 or more. Minimum royalty payments are applied to reduce future amounts owed under the NSR royalty. The Company has an option to convert the sliding scale NSR royalty to a fixed 4.0% NSR royalty for a payment of $1.0 million within two years of commencement of commercial production.

6.

Related Party Transactions

The Company entered into a consulting agreement with a director of the Company to provide technical advisory services with respect to the Cerro San Pedro project at a rate of $1,250 per day plus out-of-pocket expenses. The Company has incurred technical advisory fees pursuant to this agreement totaling $35,000 and $30,400 for the three months ended March 31, 2008 and 2007, respectively.

The Company entered into a consulting agreement with a company controlled by an individual, who is a director of the Company, to provide management services with respect to the Cerro San Pedro project. The agreement currently provides for consulting fees of $7,188 per month. The Company has incurred consulting fees pursuant to this agreement totaling $21,500 and $18,750 for the three months ended March 31, 2008 and 2007, respectively.

7.

Asset Retirement Obligation

The Company's environmental permit for its Cerro San Pedro project requires that it reclaim any land that it disturbs during mine construction and mine operations. The Company has recorded an asset retirement obligation for its Cerro San Pedro project as follows:

(000's)
Balance at December 31, 2007	$1,679
Additional reclamation provision	312
Accretion	31
Disbursements	(10)

Balance at March 31, 2008	2,012
Less current portion, included in accounts payable and accrued liabilities	(191)

Non-current portion	$1,821

The asset retirement obligation was calculated as the net present value of the estimated future cash outflows, which totaled $3.2 million as of March 31, 2008. The present value of the estimated future cash outflows assumed a long-term inflation rate of 2.5% to 3.0%, and has been discounted using credit-adjusted risk-free rates of 6.5% to 9.0%. Accretion of the asset retirement obligation for the three months ended March 31, 2008 was included in production costs in the statement of operations.

The Company has agreed to make reclamation deposits totaling approximately $4.3 million over the estimated mine life; however, negotiations with the relevant governmental agency to determine the periodic funding requirements have not been finalized.

8.

Other Liabilities

Other liabilities included amounts owed under long-term non-interest bearing payment obligations to property owners at the Cerro San Pedro mine over a period of approximately ten years. The Company has recorded the present value of the liability at fair value using a 7.0% discount rate. Accretion expense was included in production costs in the statement of operations. The fair value of the liability at March 31, 2008 was $0.8 million, of which $0.2 million was included in accounts payable and accrued liabilities.

9.

Share Capital

a)

Common shares issued and outstanding

(000's)	Shares	Amount
Balance at December 31, 2007	92,774	$135,832
Exercise of stock options for cash	412	634
Fair value of stock options exercised	--	300
Shares issued for retirement plan	1	6

Balance at March 31, 2008	93,187	$136,772

b)

Warrants

On December 20, 2006, the Company issued 3.8 million common share purchase warrants in conjunction with a private placement equity financing. Each warrant entitles the holder to purchase one common share at an exercise price of Cdn$5.50 for a period of three years to December 20, 2009. As of March 31, 2008, none of the warrants had been exercised.

On December 11, 2003, the Company issued 19.4 million common share purchase warrants in conjunction with a public equity offering, of which 19.2 million were outstanding at March 31, 2008. Each warrant entitles the holder to purchase one common share at an exercise price of Cdn$3.10 through December 11, 2008. No warrants were exercised during the three months ended March 31, 2008.

c)

Stock options

The following table summarizes stock options outstanding and changes in fair value of stock options as of March 31, 2008:

	Weighted
	Average	Stock
	Exercise	Options	Amount
	Price	Outstanding	(US$)
	(Cdn$)	(000's)	(000's)
Balance at December 31, 2007	$3.17	3,067	$3,405
Stock options granted	5.66	116	--
Compensation cost recognized	--	--	421
Exercise of stock options for cash	1.54	(412)	--
Fair value of stock options exercised	--	--	(300)
Forfeited stock options	5.05	(1)	--
Fair value of stock options forfeited	--	--	(2)

Balance at March 31, 2008	$3.51	2,770	$3,524

Exercisable at March 31, 2008	$2.99	1,708

The total fair value of options granted during the three months ended March 31, 2008 was $0.3 million. These options vest over a two-year period.

The fair value of options granted in 2008 has been calculated using the Black-Scholes Option Pricing Model with the following assumptions:

2008 Grants

Risk-free interest rate (Canada)	3.47%
Expected dividend yield	0.0%
Expected price volatility	55%
Expected life of option	3.6 years

Option pricing models require the input of highly subjective assumptions including the price volatility of the Company's common shares. Changes in the subjective input assumptions can materially affect the fair value estimate.

d)

Restricted stock units

The Company's restricted stock unit ("RSU") plan provides for the Company's directors to grant RSUs subject to vesting and other conditions as determined by the directors. The settlement of RSUs is required to be made in cash and is calculated at the average closing price of the Company's common shares on the Toronto Stock Exchange for the five trading days preceding the date of settlement. RSU expense is recorded over the three-year vesting period. The following table summarizes RSUs outstanding as of March 31, 2008:

Date of	Date of	Number of RSUs	Fair Value
Grant	Settlement	(000's)	(000's)
March 9, 2006	March 9, 2009	250	$1,007
May 24, 2007	May 24, 2010	184	307
December 13, 2007	December 13, 2010	30	17

Balance at March 31, 2008			1,331
Less current maturities, included in current liabilities			(1,007)

Non-current portion			$324

e)

Diluted net income per share

Diluted net income per share for the three months ended March 31, 2008 was calculated based on the following weighted average number of shares outstanding:

Basic weighted average number of shares outstanding	92,987,116
Effect of dilutive securities:
Stock options	868,819
Share purchase warrants	7,794,283

Diluted weighted average number of shares outstanding	101,650,218

10.

Income Taxes

The Company has recorded income tax expense of $1.6 million in the current period, of which $0.8 million was current and $0.8 million was deferred, based on a forecasted effective tax rate for 2008 of 32.8%. Based on management's earnings estimate for 2008, $4.8 million of future tax assets have been reclassified from non-current to current at March 31, 2008.

11.

Changes in Non-cash Working Capital and Other Assets

Cash flows from changes in non-cash working capital and other assets are summarized as follows:

	Three Months Ended
(000's)	March 31,
	2008	2007
Value added tax and other receivables	$(1,102)	$(206)
Inventory	(1,436)	(1,567)
Deposits and prepaid expenses	(322)	(498)
Accounts payable and accrued liabilities	207	(6)
Other assets and liabilities	(22)	(17)
Decrease in non-cash working capital and other assets and liabilities	$(2,675)	$(2,294)

12.

Segment Information

The Company operates in one business segment, that being the exploration, development and extraction of precious and base metals in geographic segments principally in Mexico, Chile, and the United States. The Mexico segment consists of the Cerro San Pedro mine, which commenced commercial production on May 1, 2007. The Chile segment includes exploration activities on the El Morro, Rio Figueroa and other Chile projects. The United States segment includes exploration activities on the Alaska Peninsula and Liberty Bell projects, and operations from the Company's management office. Capital expenditures by industry segment are presented in Note 5. A summary of capital assets and revenues by industry segment are as follows:

(000's)	March 31, 2008
			United
Property, plant and equipment	Mexico	Chile	States	Total
Producing	$98,055	$--	$--	$98,055
Non-producing	--	4,634	2,131	6,765
	$98,055	$4,634	$2,131	$104,820

Gold revenues	$14,853	$--	$--	$14,853
Silver revenues	3,594	--	--	3,594
Segment revenues	$18,447	$--	$--	$18,447

Segment net income (loss)	$5,894	$(165)	$(2,397)	$3,332

(000's)	March 31, 2007
			United
Property, plant and equipment	Mexico	Chile	States	Total
Producing	$--	$--	$--	$--
Non-producing	88,344	3,090	1,281	92,715
	$88,344	$3,090	$1,281	$92,715

Segment revenues	$--	$--	$--	$--
Segment net loss	$(23)	$(60)	$(674)	$(757)

13.

Capital Management

The capital structure of the Company consists of equity attributable to common shareholders and includes share capital, contributed surplus, warrants, stock options, accumulated other comprehensive income and deficit.

The Company manages its capital to maximize its ability to be able to continue as a going concern and have sufficient capital to develop its mining projects and take them to production. The Company's present overall capital risk management strategy remains unchanged from 2007.

The Company is not subject to any externally imposed capital requirements.

14.

Financial Instruments

The fair values of financial instruments at March 31, 2008 and December 31, 2007 is summarized as follows:

(000's)	March 31, 2008		December 31, 2007
	Estimated	Carrying	Estimated	Carrying
Financial Assets	Fair Value	Value	Fair Value	Value
Cash and cash equivalents	$17,104	$17,104	$17,127	$17,127
Value added tax and other
receivables	4,879	4,879	3,777	3,777

	$21,983	$21,983	$20,904	$20,904
Financial Liabilities
Accounts payable and accrued
liabilities	$9,372	$9,372	$7,818	$7,818

Fair values of financial assets and liabilities are made on the balance sheet date based on market information, if available, or other information about the financial instruments.

The Company reviews the various financial risks to which it is exposed and assesses the impact and likelihood of those risks. These risks may include credit risk, liquidity risk, currency risk, interest rate risk and other price risks.

Credit Risk

Credit risk is the risk that one party to a financial instrument will fail to fulfill an obligation and cause the other party to incur a financial loss. With respect to gold and silver sales, credit risk is minimal as title does not pass to the buyer until the cash is received. The Company's credit risk is limited to cash and cash equivalents, and value-added tax and other receivables. The Company invests its cash balances in high grade Canadian and U.S. dollar debt securities, and not asset-backed commercial paper, in accordance with its Board approved investment policy. Value-added tax receivables represent amounts owed to the Company by the Mexican government for goods and services purchased in Mexico, all of which are expected to be collected in 2008.

Currency Risk

The Company principally operates in Canada, Mexico and the United States, and to a much lesser extent, Chile, and is therefore exposed to currency fluctuations denominated in currencies other than the U.S. dollar, the Company's functional currency. The Company's cash and cash equivalents, valued added tax and other receivables, and accounts payable and accrued liabilities that are held in Canadian dollars and Mexican pesos are therefore subject to fluctuations against the U.S. dollar, which may have an impact on the profitability of the Company. The Company does not have any currency hedges in place to mitigate this risk.

Financial assets and liabilities held in Canadian dollars and Mexican pesos as of March 31, 2008 are as follows:

(000's)	March 31, 2008
	Canadian		Mexican
Financial Asset and Liabilities	dollars		pesos
Cash and cash equivalents	$6,845	P$	4,193
Value added tax and other
receivables	52		50,967
Accounts payable and accrued
liabilities	(446)		(28,890)

Net financial assets	$6,451	P$	26,270

U.S. dollar equivalent	$6,305	P$	2,455

A 10% strengthening (weakening) in the March 31, 2008 exchange rates for the above currencies relative to the U.S. dollar would have resulted in an increase (decrease) in net income of approximately $0.8 million or ($1.0) million, respectively. There would have been no effect on accumulated other comprehensive loss.

Interest Rate Risk

The Company's interest rate risk is limited to the risk that the fair value of future cash flows from a financial instrument will fluctuate as a result of changes in market prices. The Company's financial assets and liabilities are not exposed to significant interest rate risk due to their short-term nature. The Company's investment policy focuses on the preservation of capital and limits investments of excess cash into high grade Canadian and U.S. dollar debt securities.

Liquidity Risk

Liquidity risk is the risk that the Company will encounter difficulty in raising funds to meet commitments associated with financial instruments. The Company has an extensive planning and budgeting process in place to determine the funds required to support its ongoing operating requirements and capital expenditure plans. The Company manages liquidity by appropriately using a line of credit, if required, to meet its short-term operating requirements, after taking into account expected cash flow from operations, the exercise of warrants and holdings of cash and cash equivalents. The Company does not invest in asset-backed commercial paper.

Commodity Price Risk

The Company is subject to price risk for fluctuations in the market price of gold and silver. The Company's earnings and cash flows are subject to price risk due to fluctuations in the market price of gold and, to a lesser extent, silver. World gold prices have historically fluctuated widely. World gold prices are affected by numerous factors beyond our control, including:

  the strength of the U.S. economy and the economies of other industrialized and developing nations;

  global or regional political or economic crises;

  the relative strength of the U.S. dollar and other currencies expectations with respect to the rate of inflation;

  interest rates;

  purchases and sales of gold by central banks and other holders;

  demand for jewelry containing gold; and

  investment activity, including speculation, in gold as a commodity.

The Company has elected not to enter into hedging activities to mitigate gold or silver price risk.

The Company is also subject to price risk for fluctuations in the cost of energy, principally electricity and purchased petroleum products. Our production costs are also affected by the prices of commodities we consume or use in our operations, such as lime, reagents and explosives. The prices of such commodities are influenced by supply and demand trends affecting the mining industry in general and other factors outside our control. The Company has not entered into any hedging activities to mitigate these price risks.

15.

Contingencies

In 2007, the Company terminated its mining contract with its mining contractor at the Cerro San Pedro mine. The mining contractor maintains that it was not paid for all amounts owed under the mining contract, including early contract termination fees, and has filed an arbitration claim against the Company for $16.6 million plus value added taxes. The Company has filed a counterclaim against the mining contractor for $2.5 million. The arbitration proceedings are scheduled to take place in Denver, Colorado in November 2008; however, the outcome of the arbitration proceedings cannot be determined at the present time.

The Company has been notified of various lawsuits and legal actions that have been filed by a group of project opponents against various governmental agencies, who are seeking to nullify various permits and licenses that have been granted to the Company with respect to its Cerro San Pedro mine. Various lawsuits and legal actions have been filed by members of this group over the past four years. Those lawsuits that have had final rulings have all been resolved in favor of the various governmental agencies. In the event of an adverse ruling from any of the unresolved lawsuits, the Company's operations may be negatively impacted.

Metallica Resources is a Canadian gold and silver producer. It currently has 96.0 million shares outstanding and no debt. For further details on Metallica Resources, please visit the company's website at www.metal-res.com.

For further information please contact:
Rhonda Bennetto
Director Investor Relations
303.640.3292
www.metal-res.com

INFORMATION IN THIS NEWS RELEASE THAT IS NOT CURRENT OR HISTORICAL FACTUAL INFORMATION MAY CONSTITUTE FORWARD-LOOKING INFORMATION OR STATEMENTS WITHIN THE MEANING OF THE UNITED STATES PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995 AND APPLICABLE CANADIAN SECURITIES LEGISLATION. STATEMENTS IN THIS PRESS RELEASE THAT ADDRESS ACTIVITIES, EVENTS OR DEVELOPMENTS THAT MANAGEMENT OF THE COMPANY EXPECTS OR ANTICIPATES WILL OR MAY OCCUR IN THE FUTURE, ARE FORWARD-LOOKING STATEMENTS, INCLUDING BUT NOT LIMITED TO, FINANCIAL AND OPERATING RESULTS AND ESTIMATES; STATEMENTS CONCERNING ANTICIPATED FUTURE PERFORMANCE AND IMPROVEMENTS AT THE CERRO SAN PEDRO MINE INCLUDING: COST CONTAINMENT, REVIEWS OF MINE PLANS AND SCHEDULES, TARGETED PRODUCTION LEVELS AND POTENTIAL FOR INCREASES IN PRODUCTION RATES, PROJECTED GOLD AND SILVER RECOVERIES, CASH COSTS OF GOLD PRODUCTION AND ANTICIPATED STRIP RATIO; STATEMENTS CONCERNING MARKETS FOR GOLD, SILVER AND OTHER COMMODITIES; PLANS TO INCREASE THE COMPANY'S OPERATING MARGIN; TIMING AND RESULTS FOR THE FEASIBILITY STUDY FOR THE EL MORRO PROJECT; AND STATEMENTS CONCERNING THE PROPOSED BUSINESS COMBINATION BETWEEN THE COMPANY, NEW GOLD INC. AND PEAK GOLD LTD. INCLUDING EXPECTED MARKET CAPITALIZATION AND PLANNED MINING OPERATIONS FOR THE COMBINED ENTITY. IMPLICIT IN THIS INFORMATION, PARTICULARLY IN RESPECT OF STATEMENTS AS TO FUTURE OPERATING RESULTS AND ECONOMIC PERFORMANCE OF THE COMPANY, AND RESOURCES AND RESERVES AT THE COMPANY'S MINERAL PROJECTS, ARE ASSUMPTIONS REGARDING PROJECTED REVENUE AND EXPENSE, GOLD, SILVER AND COPPER PRICES, AND MINING COSTS. THESE ASSUMPTIONS, ALTHOUGH CONSIDERED REASONABLE BY THE COMPANY AT THE TIME OF PREPARATION, MAY PROVE TO BE INCORRECT. READERS ARE CAUTIONED THAT ACTUAL RESULTS ARE SUBJECT TO A NUMBER OF RISKS AND UNCERTAINTIES, INCLUDING RISKS RELATING TO GENERAL ECONOMIC CONDITIONS AND MINING OPERATIONS, AND COULD DIFFER MATERIALLY FROM WHAT IS CURRENTLY EXPECTED. THESE FACTORS INCLUDE, AMONG OTHERS: RISKS RELATED TO OUR RECENT TRANSITION FROM EXPLORATION COMPANY TO GOLD AND SILVER PRODUCER AND OUR LIMITED HISTORY OF METAL PRODUCTION ON OUR PROPERTIES; RISKS RELATED TO OUR RECENT START OF PRODUCTION AT OUR CERRO SAN PEDRO MINE INCLUDING, AMONG OTHERS, RISKS ASSOCIATED WITH OPERATION OF A MINE; RISKS RELATING TO HIRING AND RETAINING QUALIFIED PERSONNEL; RISKS OF ENCOUNTERING UNEXPECTED GEOLOGIC FORMATIONS OR UNANTICIPATED VARIATIONS IN GRADE; RISKS RELATING TO OBTAINING EQUIPMENT AND POTENTIAL EQUIPMENT PERFORMANCE PROBLEMS AND METALLURGICAL AND OTHER PROCESSING PROBLEMS; RISKS OF UNFORESEEN OCCURRENCES INCLUDING UNEXPECTED WEATHER CONDITIONS, FLOODING, POWER OUTAGES, ACCIDENTS AND FORCE MAJEURE FACTORS; UNANTICIPATED OPERATING COST INCREASES INCLUDING PERSONNEL, EQUIPMENT, PROCESSING AND TRANSPORTATION COSTS. THE FOREGOING RISKS, AMONG OTHERS, COULD IMPAIR OUR ABILITY TO ACHIEVE ANTICIPATED PRODUCTION VOLUMES, SCHEDULES AND CASH AND TOTAL COSTS WITH RESPECT TO THE CERRO SAN PEDRO MINE AND ANY OTHER PROPERTIES WE MAY DEVELOP. OTHER RISKS RELATING TO OUR MINING AND EXPLORATION ACTIVITIES INCLUDE: UNCERTAINTY OF OBTAINING ADDITIONAL FUNDING; VOLATILITY OF THE PRICES OF GOLD, SILVER AND OTHER COMMODITIES; UNCERTAINTY OF FEASIBILITY STUDY RESULTS AND ESTIMATES ON WHICH SUCH RESULTS ARE BASED; UNCERTAINTY OF MINERAL RESERVE AND RESOURCE ESTIMATES; EFFECTS ON OUR OPERATIONS OF CURRENT AND PROSPECTIVE GOVERNMENTAL REGULATIONS; AND RISKS RELATING TO PERMITTING REQUIREMENTS AND OUR ABILITY TO TIMELY OBTAIN OR RENEW PERMITS, AS WELL AS THOSE SET FORTH UNDER THE HEADING "ITEM 3. KEY INFORMATION – D) RISK FACTORS" IN THE COMPANY'S LATEST ANNUAL REPORT ON FORM 20-F FILED WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION AND CANADIAN REGULATORY AUTHORITIES. WE ARE ALSO SUBJECT TO RISKS RELATING TO THE PROPOSED COMBINATION WITH NEW GOLD INC. AND PEAK GOLD LTD. INCLUDING RISKS THAT THE COMBINATION WILL BE DELAYED OR NOT COMPLETED AT ALL, AND RISKS THAT THE PERFORMANCE OF A COMBINED ENTITY WILL NOT MEET EXPECTATIONS FOR OPERATING PERFORMANCE, MARKET PERFORMANCE OR OTHER FACTORS.

THE COMPANY DISCLAIMS ANY INTENTION OR OBLIGATION, EXCEPT AS MAY BE REQUIRED UNDER APPLICABLE SECURITIES LAWS, TO UPDATE OR REVISE ANY FORWARD-LOOKING STATEMENTS, WHETHER AS A RESULT OF NEW INFORMATION, FUTURE EVENTS OR OTHERWISE.